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                               January 12, 2021

       Gary Quin
       Chief Executive Officer
       North Atlantic Acquisition Corp
       93 Mill Street
       Zone 5, Central Business District
       Qormi CBD 5090, Malta

                                                        Re: North Atlantic
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed January 4,
2021
                                                            File No. 333-251887

       Dear Mr. Quin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 4, 2021

       Prospectus Cover Page, page i

   1. We note the new disclosure on the cover page and elsewhere regarding a "contingent forward purchase
contract." However, reference to the form of agreement you filed as exhibit 10.9 makes
clear that this agreement provides the sponsor with the option in its
                                                        "sole discretion" to
purchase none, all, or any portion of the securities in connection with any approved business
combination (an "IBC"). In these circumstances, please revise your disclosure to
clarify that the agreement constitutes an option to the sponsor in its sole discretion to purchase
none, all, or a portion of the covered securities in connection with an IBC.
 Gary Quin
North Atlantic Acquisition Corp
January 12, 2021
Page 2
Expression of Interest, page 22

2. You provide new disclosure regarding "anchor investors" here and elsewhere in the prospectus. We note your disclosure that if your anchor investors purchase all of the
       Units subject to their indications of interest and vote in favor of a business combination, the number of votes from public shareholders needed to approve the transaction will be reduced. Where you discuss the percentage of public shares needed to approve a transaction here and throughout the prospectus, please add disclosure of the vote percentage required if the anchor investors vote their shares in favor of a transaction.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                              Sincerely,
FirstName LastNameGary Quin
                                                              Division of
Corporation Finance
Comapany NameNorth Atlantic Acquisition Corp
                                                              Office of Energy
& Transportation
January 12, 2021 Page 2
cc:       Benjamin S. Reichel
FirstName LastName